UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ________________ FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2013 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the transition period from ______________ to ______________
Commission file number 001-35897

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ING U.S. 401(k) Plan for ILIAC Agents

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Voya Financial, Inc. 230 Park Avenue New York, New York 10169

ING U.S. 401(k) PLAN FOR ILIAC AGENTS Contents of Audited Financial Statements and Supplemental Schedule
			Page
I.	The following financial statements and supplemental schedule for the ING U.S. 401(k) Plan for ILIAC Agents are being filed herewith:

	Audited Financial Statements and Supplemental Schedule
	December 31, 2013 and 2012, and the years then ended:

	Report of Independent Registered Public Accounting Firm		1

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of
	December 31, 2013 and 2012		2

	Statements of Changes in Net Assets Available for Benefits for the years ended
	December 31, 2013 and 2012		3

	Notes to Financial Statements		4

	Supplemental Schedule:

	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)		20

	Signature Page		21

II.	The following exhibits are being filed herewith:

	Exhibit No.	Description

	1	Consent of Independent Registered Public
		Accounting Firm - Ernst & Young LLP

	99.1	Certification Pursuant to 18 U.S.C. Section 1350
		(Section 906 of the Sarbanes-Oxley Act of 2002)

Report of Independent Registered Public Accounting Firm

ING U.S. Pension Committee
ING U.S. 401(k) Plan for ILIAC Agents

We have audited the accompanying statements of net assets available for benefits of the ING U.S. 401(k) Plan for ILIAC Agents as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                                                                                                                                                                                  /s  Ernst & Young LLP

Atlanta, Georgia
June 27, 2014

ING U.S. 401(k) Plan for ILIAC Agents
Statements of Net Assets Available for Benefits
As of December 31, 2013 and 2012

	2013	2012
Assets
Receivables:
Notes receivable from participants	$1,805,446	$1,573,634
Total receivables	1,805,446	1,573,634

Investments on fair value:
Mutual funds	21,447,946	25,178,465
Common/collective trusts	28,334,171	13,817,328
Common stock funds	7,032,896	5,705,914
Guaranteed investment contract	25,937,915	24,468,009
Self-directed brokerage account	4,415,869	2,822,094
Net assets available for benefits at fair value	87,168,797	71,991,810
Adjustment from fair value to contract value
for fully-benefit responsive investment contracts	(667,198)	(1,965,669)
Net assets available for benefits	$88,307,045	$71,599,775

The accompanying notes are an integral part of these financial statements.

ING U.S. 401(k) Plan for ILIAC Agents
Statements of Changes in Net Assets Available for Benefits
For the years ended December 31, 2013 and 2012

	2013	2012
Additions:
Interest and dividends	$1,263,028	$1,442,493
Interest income on notes receivable from participants	68,576	66,229
Contributions - participants	5,015,067	4,927,249
Contributions - employer	1,773,261	1,633,324
Rollover contributions	89,189	231,083
Total additions	8,209,121	8,300,378
Change in fair value of investments	12,256,043	6,279,163
Additions, including change in fair value of investments	20,465,164	14,579,541
Deductions:
Benefits paid to participants	3,739,625	2,849,691
Deemed distributions	18,269	75,479
Total deductions	3,757,894	2,925,170
Net increase	16,707,270	11,654,371
Net assets available for benefits:
Beginning of year	71,599,775	59,945,404
End of year	$88,307,045	$71,599,775

The accompanying notes are an integral part of these financial statements.

ING U.S. 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements
December 31, 2013

1.	Description of Plan

General

Effective October 1, 2013, ING 401(k) Plan for ILIAC Agents changed its name to ING U.S. 401(k) Plan for ILIAC Agents (the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan documents, including the summary plan description, for a more complete description of the Plan’s provisions, including those described herein.

The Plan is a voluntary defined contribution plan available to all full-time insurance salespersons who, as defined in the Plan document, have entered into a Career Agent Agreement with ING Life Insurance and Annuity Company (“ILIAC”). The Plan is intended to meet the requirements of Section 401(a) Internal Revenue Code (“IRC”).  The Plan contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

ILIAC is the Plan sponsor (“Plan Sponsor”), a wholly owned subsidiary of Voya Financial, Inc. (“Voya”), which changed its name from ING U.S., Inc. on April 7, 2014. Voya is traded on the New York Stock Exchange under “VOYA.”  As of December 31, 2013, Voya's majority shareholder was ING Groep, N.V. ("Groep"), a global financial services company based in the Netherlands. On March 25, 2014, Groep completed a sale of 30,475,000 shares of common stock of Voya in a registered public offering (the March 2014 Offering). Also on March 25, 2014, Voya acquired 7,255,853 shares of its common stock from Groep (the "Direct Share Buyback"). Upon completion of the March 2014 Offering and the Direct Share Buyback, Groep's ownership of Voya was reduced to approximately 43%. The ING U.S. Pension Committee is the Plan administrator (“Plan Administrator”). ING National Trust is the trustee (“Trustee”) of the Plan.

Investment Options

At December 31, 2013, the Plan’s assets were invested in the following investment vehicles:

Causeway International Value Fund - Class I
Equity Index Non-Lendable Fund M
ING Fixed Account - Premier
ING Group Company Stock Fund
ING Real Estate Fund - Class I
ING Small Cap Opportunities Portfolio - Class I
ING Target Index Solution Trust 2015
ING Target Index Solution Trust 2025
ING Target Index Solution Trust 2035
ING Target Index Solution Trust 2045
ING Target Index Solution Trust 2055
ING Target Index Solution Trust Income Fund
ING U.S. Company Stock Fund
Northern Trust Collective EAFE Index Fund - DC - Non Lending-Tier One
Nuveen NWQ Small/Mid-Cap Value Fund - Class R
PIMCO Total Return Fund - Institutional Class
Robeco Boston Partners Large Cap Value Equity Fund
SSgA Russell Small/Mid Cap Index NL Index Series - Class C
TD Ameritrade SDBA
Vanguard International Growth Fund
Vanguard® Total Bond Market Index Fund - Signal Shares
Winslow Large Cap Growth Stock Fund - Class I

ING U.S. 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

Effective February 1, 2012, the Plan offered a self-directed brokerage account option (“SDBA”).  The SDBA is designed for investors who want to actively manage a greater choice of investments and are willing to pay additional fees and accept full responsibility for researching, selecting, monitoring and managing their investments.

Concentrations of Risk

At December 31, 2013 and 2012, the Plan’s assets were significantly concentrated in ING mutual funds, ING collective investment trusts, Groep ADRs (defined as American Depository Shares) and Voya shares, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All employees meeting the qualifying requirements, as specified in the Plan documents, are automatically enrolled in the Plan.  Generally, Plan participation is limited to Career Agents, as defined in the Plan documents.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and ILIAC’s contribution.   ILIAC contributions are based on participant deferrals. Each participant’s account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant’s account as soon as practicable. Participant accounts may be reduced by any administrative fee or expenses charged against the account. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future ILIAC contributions and to restore participant accounts previously forfeited, as specified in the Plan document.   The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants who enter into a Career Agent contract with ILIAC will vest in ILIAC matching contributions over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year.  Participants who entered into a Career Agent contract with ILIAC prior to January 1, 2002 will vest in ILIAC matching contributions over three years of service at a rate of 50% after the first year, 75% after the second year and 100% after the third year.  Participants are immediately fully vested when any of the following occur: (1) reaching age 65 while actively employed, (2) dying while actively employed (3) obtaining eligibility for benefits under ILIAC’s managed long term disability plan while actively employed, or (4) termination or partial termination of the Plan to the extent such termination applies to a participant.

ING U.S. 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

The amount of forfeited nonvested participant accounts as of December 31, 2013 and 2012 is $103,705 and $109,954, respectively. Forfeitures are allocated in lieu of employer contributions as permitted by the Plan documents.

A participant who is actively employed by the Company on the effective date of a sale of a direct or indirect controlling interest in the Company shall be 100% vested in and shall be entitled to a benefit equal to the value of all of his or her accounts.

Participant Contributions

Participants may contribute up to 50% of their pre-tax eligible earnings for the Plan year. Participants may also contribute eligible amounts representing distributions from other qualified plans in a tax-free rollover (“rollover”) and participants who have attained age 50 in a plan year may elect to make catch-up contributions for such plan year in addition to their participant contribution. Participant contributions, other than rollovers, are subject to limitations imposed by the IRC and the Plan.

The Plan offers a Roth feature. The Roth feature allows participants to make after-tax contributions to a Roth Account. These after-tax contributions are subject to the IRC pre- tax employee contribution limits. The Roth contributions plus earnings grow tax free and all qualified Roth distributions are not subject to federal income taxes.

Employer Contributions

ILIAC matches participants’ pre-tax and Roth contributions at 60% of each participant’s contributions up to the first 6% of total eligible earnings.  ILIAC does not contribute matching contributions on catch-up contributions.  The IRC limits can affect certain highly paid participants’ eligibility to receive matching contributions.  ILIAC matching contributions are made in cash, and are allocated in accordance with each participant’s investment elections.  As permitted by the Plan documents, the amount of forfeitures allocated in lieu of employer contributions as of December 31, 2013 and 2012 was $54,657 and $95,541, respectively.

Dividends

All dividends paid are automatically reinvested.

ING U.S. 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

Participant Loans

Subject to the provisions of the Plan, a participant may borrow against his/her account balances provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the vested balance or $50,000 (taking into account the outstanding balance of all Plan loans made within the prior twelve months).

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, currently the prime interest rate plus 1%.  Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through commission check deductions.

Deemed Distribution

The Plan treats participant loans that are in default due to a missed payment, and outstanding loan balances when a terminated participant takes a distribution, as deemed distributions. A loan to an active participant is considered in default on the last business day of the calendar quarter following the calendar quarter in which the loan repayment was due. In accordance with Internal Revenue Service ("IRS") regulations, a participant who repays a loan after a deemed distribution will receive tax basis credits for repayment of a loan pursuant to IRS rules.

Benefits Paid

Upon termination of service due to death, disability, or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of participant’s account balance. A participant may elect to receive his or her benefit in cash, Groep ADRs or Voya shares to the extent his or her account is invested in the ING Group Company Stock Fund or the ING U.S. Company Stock Fund.  Additionally, upon resignation or termination, a participant may elect to receive a lump sum distribution of his or her vested account balance. In-service withdrawals are permitted for active participants who have attained age 59½ of their vested account balance. As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC. Participants should refer to the Plan documents for a complete discussion of benefit payment provisions.

Administrative Expenses

To the extent the Company is required by law or elects to pay such expenses, the Plan Sponsor shall be responsible for paying such Plan expenses. All expenses of the Plan shall, to the extent permitted by law, be paid by the Plan Trust Fund, unless the Company elects to pay such expenses.

ING U.S. 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

Plan Termination

Although it has not expressed any intent to do so, ILIAC has retained the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their Plan accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

As required by Accounting Standard Codification “FASB Accounting Standards Codification” (the “Codification” or “ASC”) Topic 946, “Financial Services - Investment Companies” and ASC Topic 962, “Plan Accounting - Defined Contribution Pension Plans,” investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  ASC Topic 962 requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  No allowance for credit losses has been recorded as of December 31, 2013 or 2012.  If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition

The Plan provides for investments in Groep ADRs, Voya shares, guaranteed investment contracts (“GICs”), common collective trusts, SDBA and mutual funds.  Mutual funds are stated at fair value, which is the quoted market price in an active market of the shares owned on the last day of the Plan year.  Investments in Groep ADRs and Voya shares are based on the daily Net Asset Value (“NAV”) per unit of the stock funds which is determined using quoted market prices of the underlying investments. Units of the common collective trusts are valued at the NAV redemption value as determined by the trustee.

ING U.S. 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

As discussed above, the Plan accounts for fully benefit responsive investment contracts in accordance with ASC Topic 946 and 962A. contract value of the ING Fixed Account is equal to participant deposits minus participant withdrawals plus credited interest.  Interest credited is net of expenses.  Contract value may be subject to adjustments in connection with contractholder directed withdrawals that are subject to a market value adjustment.  Under limited circumstances (certain in-service participant withdrawals) contract value may be adjusted as a result of a market value adjustment. The fair value of the ING Fixed Account which consists of an underlying GIC owned by the Plan is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Interest income is recorded on the accrual basis of accounting.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recently Adopted Accounting Standards

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-11, “Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

ING U.S. 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

The provisions of ASU 2011-11 are effective, retrospectively, for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual reporting periods.  Adoption of ASU 2011-11 had no effect on the Plan’s financial statements and the Plan does not have positions subject to netting.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS” (“ASU 2011-04”), which includes the following amendments:

•	The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
•	The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
•	An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and
•	The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 were adopted, prospectively, by the Plan on January 1, 2012. The adoption had no effect on the Plan’s financial statements, as the pronouncement only pertains to additional disclosure.

3.	Income Tax Status

The Plan received a determination letter from the IRS dated January 5, 2011, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010. Notwithstanding the foregoing, the IRS may nonetheless audit the Plan to ensure it has been operated in accordance with the Plan document and applicable laws.

ING U.S. 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

4.	Investments

The following individual investments represent 5% or more of the Plan’s total net assets as of December 31:

	2013	2012
Equity Index Non-Lendable Fund M	$5,351,383	$3,604,700
ING Fixed Account - Premier (at contract value)**	25,270,717	22,502,340
ING Group Company Stock Fund	6,627,684	5,705,914
ING Real Estate Fund - Class I	*	3,949,557
Mainstay Large Cap Growth Fund - Class I	*	4,946,380
PIMCO Total Return Fund - Institutional Class	*	5,285,011
Robeco Boston Partners Large Cap Value Equity Fund	4,935,709	*
TD Ameritrade SDBA	4,415,869	*
SSgA Russell Small/Mid Cap Index NL Index Series - Class C	7,787,720	4,809,591
Vanguard International Growth Fund	4,571,360	*
Winslow Large Cap Growth Stock Fund - Class I	6,294,900	*

* Investment were not greater than 5%.
**	The fair value of the Plan's investment in the ING Fixed Account was $25,937,915 and $24,468,009 at
December 31, 2013 and 2012, respectively.

The net appreciation (depreciation) in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is as follows for the years ended December 31:

	2013	2012
Mutual funds	$2,869,906	$2,419,779
Common/collective trusts	6,180,882	2,045,173
Common stock funds	2,690,614	1,590,508
Self-directed brokerage account:
U.S. equities	342,387	167,323
Mutual funds	171,958	56,174
Cash and cash equivalents	296	31
Corporate bonds	-	175
Net appreciation in fair value	$12,256,043	$6,279,163

ING U.S. 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

5.	Investment in Insurance Contracts

As of December 31, 2013, the Plan maintained one GIC related investment option, the ING Fixed Account - Premier.  The contract underlying this investment option is considered to be fully benefit responsive in accordance with ASC Topic 962.  As of December 31, 2013 and 2012, the contract value of the investment in the ING Fixed Account is $25,270,717 and $22,502,340, respectively.

The average yield based on actual interest credited to participants for the contract for the years ended December 31, 2013 and 2012, was 3.00%. The crediting interest rates to participants for the contract as of December 31, 2013 and 2012 was 3.00%.  The guaranteed minimum crediting interest rates for the contract for the years ended December 31, 2013 and 2012 was 3.00%.  ILIAC makes this guarantee, and although ILIAC may credit a higher interest rate, the credited rate will never fall below the lifetime guaranteed minimum of 3.00%.

ILIAC’s determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets.  A market value adjustment may apply to amounts withdrawn at the request of the contractholder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

ILIAC, the GIC issuer, has the option to payout the current value of the contract only after completion of five contract years.

6.	Financial Instruments

Fair Value Measurements

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

ING U.S. 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

Fair Value Hierarchy

The Plan has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to inputs that are unobservable in the market place (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statements of Net Assets Available for Benefits are categorized as follows:

▪
Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Plan defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

▪
Level 2 - Quoted prices in markets that are not active or values based on inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.  Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets;
b)	Quoted prices for identical or similar assets or liabilities in non-active markets;
c)	Inputs other than quoted market prices that are observable; and
d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
▪
Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

ING U.S. 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

The following tables present the Plan’s hierarchy for its assets measured at fair value.

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds(1):
U.S. equities	$9,836,185	$-	$-	$9,836,185
International equities	7,698,389	-	-	7,698,389
Short-term investment fund(2)	3,913,373	-	-	3,913,373
Common/collective trusts(3):
U.S. equities	-	23,583,458	-	23,583,458
International equities	-	1,249,364	-	1,249,364
Lifecycle funds	-	3,262,466	-	3,262,466
Short-term investment fund	-	238,883	-	238,883
Common stock funds(4)	-	7,032,896	-	7,032,896
Guaranteed investment contract	-	25,937,915	-	25,937,915
Self-directed brokerage account:
U.S. equities	2,556,175	-	-	2,556,175
Mutual funds	1,491,809	-	-	1,491,809
Cash and cash equivalents	367,884	-	-	367,884
Corporate bonds	-	-	-	-
Total	$25,863,815	$61,304,982	$-	$87,168,797

ING U.S. 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Mutual funds(1):
U.S. equities	$12,303,224	$-	$-	$12,303,224
International equities	6,203,608	-	-	6,203,608
Short-term investment fund(2)	6,671,633	-	-	6,671,633
Common/collective trusts(3):
U.S. equities	-	10,561,752	-	10,561,752
International equities	-	497,177	-	497,177
Lifecycle funds	-	2,553,897	-	2,553,897
Short-term investment fund	-	204,502	-	204,502
Common stock funds(4)	-	5,705,914	-	5,705,914
Guaranteed investment contract	-	24,468,009	-	24,468,009
Self-directed brokerage account:
U.S. equities	1,309,521	-	-	1,309,521
Mutual funds	1,074,287	-	-	1,074,287
Cash and cash equivalents	433,062	-	-	433,062
Corporate bonds	-	5,224	-	5,224
Total	$27,995,335	$43,996,475	$-	$71,991,810

(1)	This category includes investment in funds that seek long term capital appreciation and growth. The life cycle funds that
	are within this category are invested in highly diversified funds designed to remain appropriate for investors in terms of
	risk throughout a variety of life circumstances. There are currently no redemption restrictions on these investments.
	The fair values of the investments in this class have been quoted using the net asset value per share.
(2)	This category is designed to protect capital with low risk investments in bonds and various short-term debt instruments.
	There are currently no redemption restrictions on these investments. The fair value of the investments in this class
	have been quoted using the net asset value per share.
(3)	This category includes common/collective trust funds that are designed to provide growth in capital by replicating
	benchmark indices and includes primarily equity investments. There are currently no redemption restrictions on these
	investments. The fair value of the investments in this class have been quoted using the net asset value per share.
(4)	This category includes investments in Groep ADRs and Voya shares. There are currently no redemption
	restrictions on this investment. The fair value of the investments in this class has been quoted using the net asset value per share.

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets are measured at estimated fair value on the Plan’s Statement of Net Assets Available for Benefits. The Plan defines fair value as the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant’s perspective. The Plan considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Plan determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Plan prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

ING U.S. 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

The Plan utilizes a number of valuation methodologies to determine the fair values of its financial assets in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Plan reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Plan, including in-depth validation procedures confirming the observability of inputs.

The following valuation methods and assumptions were used by the Plan in estimating the reported values for the investments described below:

Mutual funds: Mutual funds are reported at NAV as calculated by the mutual fund based upon the value of the securities held by the mutual fund and are included in Level 1.  This financial instrument includes U.S. equities, International equities, Lifecycle and Short-term investment funds.

Common/Collective Trust: Common/collective trusts are reported at NAV or alternative fair value methods by the Trustee when NAV is not available.  These shares are included in Level 2.

Common Stock Funds: Groep ADRs and Voya shares are reported based upon a quoted market price and observable inputs. These shares are included in Level 2.

Guaranteed Investment contracts: The GIC is reported based upon observable inputs, including the Plan’s assumptions as to what market participants would use in pricing such instruments. The GIC is included in Level 2.

Self Directed Brokerage Account: The securities held within the SDBA are standard assets such as mutual funds, equities, cash and cash equivalent and fixed income assets.  These holdings are reported at quoted market price.  These assets are included in Level 1.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2013 and 2012. The Plan’s policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

ING U.S. 401(k) PLAN FOR ILIAC AGENTS
Notes to Financial Statements

7.	Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds, Groep ADRs, Voya shares, ING collective investment trusts and GIC that are managed by affiliated companies of the Plan Sponsor.  These affiliated companies are considered parties-in-interest (as defined in ERISA) to the Plan.  As of December 31, 2013 and 2012, funds of $43,165,436 and $36,936,659, respectively, were held in such investments and are considered party-in-interest transactions.

8.	Subsequent Events

The Plan has evaluated subsequent events for recognition and disclosure through the date of issuance of the financial statements.

Supplemental Schedule

ING U.S. 401(k) PLAN FOR ILIAC AGENTS
EIN-71-0294708 Plan-005
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
As of December 31, 2013

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor,	Description of	Current
	or Similar Party	Investment	Value

	Causeway International Value Fund - Class I	Mutual Fund Shares	$3,127,029
	Equity Index Non-Lendable Fund M	Common/Collective Trust	5,351,383
*	ING Fixed Account - Premier	Guaranteed Investment Contract	25,270,717	***
*	ING Group Company Stock Fund	Stock Fund Shares	6,627,864
*	ING Real Estate Fund - Class I	Mutual Fund Shares	3,807,440
*	ING Small Cap Opportunities Portfolio - Class I	Mutual Fund Shares	3,791,916
*	ING Target Index Solution Trust 2015	Common/Collective Trust	533,452
*	ING Target Index Solution Trust 2025	Common/Collective Trust	709,363
*	ING Target Index Solution Trust 2035	Common/Collective Trust	1,079,726
*	ING Target Index Solution Trust 2045	Common/Collective Trust	686,442
*	ING Target Index Solution Trust 2055	Common/Collective Trust	77,462
*	ING Target Index Solution Trust Income Fund	Common/Collective Trust	176,021
*	ING U.S. Company Stock Fund	Stock Fund Shares	405,032
	Northern Trust Collective EAFE Index Fund -
	DC - Non Lending - Tier One	Common/Collective Trust	701,993
*	Notes Receivable from participants	**	1,805,446
	Nuveen NWQ Small/Mid-Cap Value Fund - Class R	Mutual Fund Shares	2,236,828
	PIMCO Total Return Fund - Institutional Class	Mutual Fund Shares	3,300,496
	Robeco Boston Partners Large Cap Value Equity Fund	Common/Collective Trust	4,935,709
	SSgA Russell Small/Mid Cap Index NL Index Series - Class C	Common/Collective Trust	7,787,720
	TD Ameritrade SDBA	Self Directed Brokerage Account	4,415,869
	Vanguard International Growth Fund	Mutual Fund Shares	4,571,360
	Vanguard® Total Bond Market Index Fund - Signal Shares	Mutual Fund Shares	612,877
	Winslow Large Cap Growth Stock Fund - Class I	Common/Collective Trust	6,294,900
			$88,307,045
Note:	Column (d) cost information is omitted for all participant directed investments.

*	Indicates a party-in-interest to the Plan.
**	Each loan will bear an interest rate as prescribed by the Plan's applicable provisions when the loan is issued,
	currently the prime interest rate plus 1%. Current interest rates on participant loans is 4.25% as of
	December 31, 2013. Loan repayment periods are for a maximum of five years. Current maturity dates on Participant
	Loans range from January 2014 to December 2018 as of December 31, 2013.
***	Stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING U.S. 401(k) Plan for ILIAC Agents
	By:	ING U.S. PENSION COMMITTEE
June 27, 2014		By: /s/	Steven T. Pierson
Dated		Name:	Steven T. Pierson
		Title:	Chairman, ING U.S. Pension Committee